Exhibit 4.2

Description of Securities Registered Under Section 12 of the Exchange Act

Description of Common Stock

General

The Amended and Restated Certificate of Incorporation (the  “Restated Certificate”)  of PC Connection, Inc. (the “Company,” “us,” “we,” or “our”), as amended, authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), and up to 10,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). Our Common Stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.

Voting Rights

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

Dividends

Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors (the “Board”) out of funds legally available therefore, subject to any preferential dividend rights of outstanding shares of Preferred Stock.

Rights Upon Liquidation

Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding shares of Preferred Stock.

Other Rights

Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. There are no sinking fund provisions applicable to shares of our Common Stock. The outstanding shares of Common Stock are  fully paid and nonassessable.

Preferred Stock

Under the terms of the Restated Certificate, the Board is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue by a unanimous vote shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board.

The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. In addition, the issuance of Preferred Stock could impede the completion of a merger, tender offer or other takeover attempt.

Other Provisions of Our Restated Certificate and Bylaws and the General Corporation Law of Delaware

Board Vacancies

Under the Restated Certificate, any vacancy on the Board, however occurring, including a vacancy resulting from an enlargement of the Board, may be filled by vote of a majority of the directors then in office.

Special Meetings

Our Amended and Restated Bylaws (the “Bylaws”) provide that special meetings of the stockholders may only be called by the Chairman of the Board (or, if there is no Chairman of the Board, the Vice Chairman of the Board), the Board or the holders of shares representing at least forty percent of all the shares of our capital stock issued and outstanding and entitled to vote at such meeting.

Bylaw Amendments

Our Bylaws provide that the Bylaws may be amended by the unanimous vote of the Board or by the affirmative vote of the holders of a majority of the shares of our capital stock issued and outstanding and entitled to vote at a stockholder meeting.

Advance Notice Provisions

Under our Bylaws, in order for any matter to be considered “properly brought” before a stockholder meeting, stockholders must comply with certain requirements regarding advance notice to the Company unless such stockholders hold at least forty percent of all the shares of our capital stock issued and outstanding and entitled to vote with respect to such matter.

Action by Written Consent

Under the General Corporation Law of Delaware and our Bylaws, any action required or permitted to be taken by the stockholders of the Company at a properly brought meeting may be taken by the written consent in lieu of a meeting executed by holders having sufficient shares to approve such action.

Director Liability

The Restated Certificate contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Restated Certificate contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware.

Section 203 of the General Corporation Law of Delaware

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the Company’s voting stock.